Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Sharps Compliance Corp.
at
$8.75 Net Per Share
Pursuant to the Offer to Purchase Dated July 25, 2022
by
Raven Houston Merger Sub, Inc.
a wholly owned subsidiary of
Raven Buyer, Inc.
Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary & Paying Agent”) will not be charged brokerage fees or commissions, but such stockholders will be charged any and all transfer taxes incurred in connection with Purchaser’s acquisition of such Shares pursuant to the Offer (in accordance with Instruction 6 of the Letter of Transmittal). Tendering stockholders whose Shares are registered in the name of their broker, dealer, bank, trust company or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger (as defined below).
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.
The Offer is conditioned upon, among other things: (i) prior to the expiration of the Offer, there being validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and not validly withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than fifty percent (50%) of the number of Shares that are then issued and outstanding as of the expiration of the Offer on a fully diluted basis (which means the number of Shares outstanding, together with all Shares that Sharps would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”); and (ii) prior to the expiration of the Offer, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, in respect of the transactions contemplated by the Merger Agreement (as defined below) having expired or having been terminated. The Offer is also subject to the other conditions described in the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sharps. The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into Sharps (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Sharps continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares owned by Sharps, directly or indirectly by Parent or Purchaser and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be automatically converted into the right to receive the Offer Price, net to the holder in cash, without interest and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of Sharps’s senior management as well as Sharps’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the board of directors of Sharps (the “Sharps Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not validly withdrawn at one minute following 11:59 p.m., New York City time, on August 19, 2022 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (as it may be extended, the “Expiration Date”)). If, at the scheduled expiration of the Offer or the expiration of any extension of the Offer as described below, any condition to the Offer is not satisfied and has not been waived by Parent or Purchaser if permitted under the Merger Agreement, Purchaser will (and without the consent of Sharps) extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten business days per extension. In addition, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), its staff, or the rules of the Nasdaq Capital Market (“Nasdaq”) applicable to the Offer; provided, however, that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, Purchaser will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of 10 business days to permit the Minimum Condition to be satisfied, and (ii) in no event will Purchaser be required to extend the Offer beyond a date later than November 12, 2022 (the “Outside Date”).
Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof consistent with the requirements of the SEC. In the case of an extension of the Offer, Purchaser will inform the Depositary & Paying Agent of that fact and will make a public announcement of such extension, no later than the earlier of (i) 9:00 a.m., Eastern Time, or (ii) the first opening of Nasdaq, on the next business day after the previously scheduled Expiration Date. During any extension of the Offer, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.
Purchaser reserves the right to waive, in whole or in part, any of the conditions to the Offer (other than the Minimum Condition which may not be amended or waived) and to increase the Offer Price; provided, however, that unless otherwise contemplated by the Merger Agreement or Purchaser receives Sharps’s written consent, Purchaser cannot (1) reduce the Offer Price, (2) change the form of consideration payable in the Offer (other than by adding consideration), (3) reduce the number of Shares subject to the Offer, (4) waive or change the Minimum Condition, (5) add conditions or requirements to the Offer, (6) extend or change the expiration of the Offer except as required or permitted by the Merger Agreement, or (7) modify any of the conditions to the Offer or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares.

In order to tender Shares in the Offer, a stockholder must (i) complete and sign the Letter of Transmittal according to its instructions and deliver the Letter of Transmittal, together with any required signature guarantees, the certificates representing the tendered Shares (except in the case of Shares held in a book-entry/direct registration account (“DRS Account”) maintained by Sharps’s transfer agent (such Shares, “DRS Shares”)) and any other documents required by the Letter of Transmittal to the Depositary & Paying Agent or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. If Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, a tendering stockholder must contact such person and instruct such person to tender such Shares. If a stockholder wishes to tender Shares in the Offer but (a) the certificates representing such Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the Expiration Date, (b) such stockholder cannot comply with the procedures for book-entry transfer described in the Offer to Purchase prior to the Expiration Date or (c) such stockholder cannot deliver all required documents to the Depositary & Paying Agent prior to the Expiration Date, such stockholder may tender Shares by complying with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives written notice of Purchaser’s acceptance to the Depositary & Paying Agent. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary & Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.
In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary & Paying Agent of (i) certificates representing such Shares (except in the case of DRS Shares) or confirmation of book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.
Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Date and (ii) if Purchaser has not accepted for payment Shares tendered pursuant to the Offer by September 22, 2022, which is the 60th day after the date of the commencement of the Offer, at any time after such date, in each case by complying with the procedures set forth below.
For a withdrawal to be effective, a written transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary & Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary & Paying Agent, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in Section 3 of the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of DRS Shares or Shares tendered by book-entry transfer, the name and number of the DRS Account or the account maintained at the Book-Entry Transfer Facility, respectively, to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by following the procedures described in Section 3 of the Offer to Purchase.
The tender of Shares in exchange for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. Each stockholder should consult its own tax advisor about the specific tax consequences to such stockholder of tendering Shares pursuant to the Offer, or receiving payment for Shares pursuant to the Merger, including the effects of applicable state, local, non-U.S. and other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Sharps has provided to Purchaser its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. In accordance with the Merger Agreement and applicable law, Purchaser will mail the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its telephone number or e-mail address set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent, and to Computershare Trust Company, N.A., the Depositary and Paying Agent for the Offer) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders Call (Toll-Free): +1 (800) 284-1755
Banks and Brokers Call: +1 (212) 269-5550
By Email: SMED@dfking.com
July 25, 2022
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